[King & Spalding Letterhead]

1185 Avenue of the Americas New York, New York 10036-4003 Tel: (212) 556-2100 Fax: (212) 556-2222 www.kslaw.com Tracy Kimmel Direct Dial: (212) 556-2294 tkimmel@kslaw.com

December 18, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director

Re:	Cellu Tissue Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 4, 2009 File No. 333-162543

Dear Mr. Reynolds:

On behalf of Cellu Tissue Holdings, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “Commission”) an Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (File No. 333-162543) (the “Registration Statement”).

We are responding to the Staff’s comments contained in its letter, dated December 15, 2009. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Form S-1

Compensation Discussion and Analysis, page 79

1.     We note your revised disclosure on page 80. In particular, we note the statement that you expect the new compensation committee to approve the 2011 compensation, and that the new committee will evaluate your compensation policies for subsequent periods and “may adjust these policies as the committee deems appropriate.” It appears you expect that the new committee will not adjust any compensation to be paid prior to 2012, but may adjust compensation policies beginning at that time. Please revise to clarify if that is the understanding or belief, and, if so, disclose the basis for this belief.

Response: For ease of reference, we note that the Company’s fiscal year 2010 began on March 1, 2009 and will end on February 28, 2010. The Company’s current compensation committee has already set base salary amounts and granted equity-based incentive compensation for its named executive officers for fiscal year 2010. The Company anticipates that its current compensation committee will also take the following actions which will be effective upon the consummation of the offering:

•	approve the Company’s 2009 Equity Compensation Plan described in the Registration Statement;

•	set base salaries for the Company’s named executive officers for fiscal year 2011;

Securities and Exchange Commission

December 18, 2009

•	make equity-based incentive compensation grants for the Company’s named executive officers for fiscal year 2011; and

•	make equity-based incentive compensation grants for the non-executive officers and employees of the Company for fiscal year 2011.

Following the consummation of the offering, the Company expects that its newly composed compensation, nominating and corporate governance committee will:

•

determine and approve the amount and payout of performance-based cash incentive compensation for the named executive officers of the Company relating to fiscal year 2010, which bonuses cannot be determined until after the completion of fiscal year 2010;

•

set the performance goals for, and determine and approve the amount and payout of performance-based cash incentive compensation, relating to all future periods beginning with fiscal year 2011 for the named executive officers of the Company; and

•	make all other future compensation determinations.

The newly composed compensation, nominating and corporate governance committee is not required to review or approve the actions taken by the compensation committee (as previously composed) prior to the offering.

The Company has revised pages 79 and 80 of Amendment No. 3 to clarify its previous disclosure.

Existing Equity Compensation Plans, page 95

2.     Please revise to identify the “certain employees” referenced on page 95. In this regard, advise us whether disclosure under Item 404 of Regulation S-K is appropriate for the revisions to the 2006 stock option agreement and put rights anticipated to be issued to the certain employees.

Response: The Company has revised the disclosure on page 95 of Amendment No. 3 to specifically identify the 18 “certain employees” described on page 95 of Amendment No. 2 who have been granted the put right pursuant to the amendment to the 2006 Stock Option and Restricted Stock Plan. These 18 employees are A. Michael Barsevich, Umberto DeCal, Gregory P. Destiche, Christopher R. Fielder, Kevin M. French, Bambi Gorman, Maria Lana Graham, Katherine Hendricks, W. Edwin Litton, Laura Luhm, Gregory McNulty, John McGrath, Steven Michalko, Michael Roache, Anthony Sanders, Keith Schenk, D’Arcy Schnekenburger and Deborah Swenson. In addition, the Company has revised the disclosure on page 95 of Amendment No. 3 to identify the 11 employees who have been deemed to satisfy in full any performance-based vesting conditions in their outstanding option agreements. Other than Mr. Litton, none of these employees are executive officers of the Company. Further, because Mr. Litton is the only executive officer receiving the put right and because the Company anticipates that, with respect to his put right, he will receive less than the $120,000 threshold for disclosure under Item 404 of Regulation S-K, such Item does not call for disclosure of Mr. Litton’s put right.

3.     With a view to disclosure, please advise us when you will know “the total number of shares of common stock held by Weston Presidio V, L.P. that it sells in this offering.”

Response: The Company anticipates including the total number of shares that Weston Presidio V, L.P. and the other selling stockholders intend to sell in the offering in the next amendment to the Registration Statement, which amendment the Company expects to file at the very beginning of January 2010.

Securities and Exchange Commission

December 18, 2009

Part II

Item 16. Exhibits and Financial Statements

4.     We note your response to comment four in our letter dated November 25, 2009, and we partially re-issue that comment. We note that you failed to include the exhibits or schedules to some of your filed exhibits. Please file a complete copy of Exhibit 10.17, Exhibit 10.18, and Exhibit 10.25.

Response: The Company has complied with the Staff’s request and filed the exhibits and schedules to Exhibit 10.17, Exhibit 10.18 and Exhibit 10.25 with Amendment No. 3.

* * * *

We hope the foregoing information is helpful. If we can be of any assistance in explaining these responses or the changes in Amendment No. 3, please let us know. Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ Tracy Kimmel

Tracy Kimmel

cc:	Jim Lopez - Securities and Exchange Commission Damon Colbert - Securities and Exchange Commission W. Edwin Litton - Cellu Tissue Holdings, Inc. Alan J. Prince - King & Spalding LLP